Lightspeed Announces Fourth Quarter and Full Year 2022 Financial Results and Provides Outlook for Fiscal 2023
Consumer shift back to in-person shopping and dining drives strong quarter, ahead of previously established outlook
Fourth quarter revenue grew 78% YoY to $146.6M
Fourth quarter GTV grew 71% YoY to $18.4B
Fourth quarter GPV of $2.2 billion increased 132% YoY
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, May 19, 2022, /CNW Telbec/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced financial results for the three months and fiscal year ended March 31, 2022.

"Consumers are once again dining out and shopping in person, filling up restaurants and stores in cities and neighborhoods all around the world" said JP Chauvet, CEO of Lightspeed. "With the fear of further lockdowns currently abating, merchants and restaurateurs are operating in a more favorable environment where they can create new concepts, invest in technology and open new locations. This is an environment where Lightspeed will truly shine."
The shift back to in-person shopping and dining helped drive another strong quarter of operating performance. Lightspeed's merchants' GTV[1] for the quarter grew 71% year-over-year to $18.4B led by strong performance in hospitality.
The Company continued to deliver innovation in its two flagship offerings: Lightspeed Retail and Lightspeed Restaurant. Earlier this month, Lightspeed announced the availability of Lightspeed Retail, a groundbreaking retail commerce platform that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. This follows the launch of the new flagship Lightspeed Restaurant offering earlier in the fiscal year which is gaining strong momentum. These flagship offerings come at a time when consumers are returning to their communities to shop and dine, providing the necessary technology to SMB's around the world to meet this growing demand.
“With easing pandemic restrictions in most markets around the world, we saw strong operating performance in March. This allowed us to deliver results ahead of our previously established outlook, achieve organic growth in subscription and transaction-based revenue of 48%", said Chief Financial and Operations Officer Brandon Nussey. “As we look ahead, we are committed to our path to profitability and have the growth levers to get us there."
Fourth Quarter Financial Highlights
(All comparisons are relative to the three-month period ended March 31, 2021 unless otherwise stated):
•Total revenue of $146.6 million, an increase of 78%
•Subscription revenue of $70.5 million, an increase of 77%
•Transaction-based revenue of $66.7 million, an increase of 88%
•Net Loss of ($114.5) million, or ($0.77) per share, as compared to a net loss of ($42.0) million, or ($0.34) per share, representing (78.1)% of revenue versus (51.0)%. After adjusting for certain items such as acquisition-related costs and share-based compensation, Adjusted Loss[2] was ($22.9) million, or ($0.15) per share[3]
•Adjusted EBITDA[2] loss of ($19.7) million, representing (13.5)% of revenue[3] versus (11.7)%
•As at March 31, 2022, Lightspeed had ~$954 million in unrestricted cash and cash equivalents
[1] Key Performance Indicator. See “Key Performance Indicators”
[2] This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios” and the reconciliation to the most directly comparable IFRS measure included in this press release.
[3] This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios” and the reconciliation to the most directly comparable IFRS measure included in this press release.

In its third fiscal quarter of 2022, Lightspeed completed the acquisition of Ecwid, Inc. The table below distinguishes certain quarterly financial measures and key performance indicators between Lightspeed's traditional operations and those of this newly-acquired company for this quarter.

Q4 Summary	Lightspeed	Ecwid	Consolidated

Total revenue ($M)	$138.9	$7.7	$146.6
GTV ($B)[1]	$17.6	$0.8	$18.4
Customer Locations[1]	~163,000	~160,000	~323,000
ARPU[1]	$270	$16	$145

Full Fiscal Year Financial Highlights
(All comparisons are relative to the full fiscal year ended March 31, 2021 unless otherwise stated):
•Total revenue of $548.4 million, an increase of 147%
•Subscription revenue of $248.4 million, an increase of 108%
•Transaction-based revenue of $264.0 million, an increase of 218%
•Net Loss of ($288.4) million, or ($2.04) per share, as compared to a net loss of ($124.3) million, or ($1.18) per share, representing (52.6)% of revenue versus (56.0)%. After adjusting for certain items such as acquisition-related costs and share-based compensation, Adjusted Loss[2] was ($53.0) million, or ($0.37) per share[3]
•Adjusted EBITDA[2] loss of ($41.5) million, representing (7.6)% of revenue[3] versus (9.6)%

Operational Highlights
•Total revenue of $146.6 million was up 78% year-over-year due in part to a combination of strong organic growth and $26.3 million in revenue from acquisitions completed in the last fiscal year.

•Subscription and transaction-based revenue grew 82% year-over-year to $137.3 million. Organic[4] growth in subscription and transaction-based revenues was 48% year-over-year.

•Subscription revenue increased 77% year-over-year to $70.5 million. Subscription revenue was positively impacted by recent acquisitions, along with a growing Customer Location base and an expanding ARPU.

•Transaction-based revenue of $66.7 million grew by a total of 88% year-over-year. The strong performance was a result of continued growth in GTV and an increasing portion of that GTV being processed through the Company's payments solutions. Gross Payment Volume (GPV)[1], increased over 132% to $2.2 billion from $1.0 billion in the same period last year.

•Customer Locations increased to 163,000 from 159,000 in the previous quarter and the monthly ARPU of these Locations grew by 35% to approximately $270 compared to just over $200 in the same quarter last year. Subscription ARPU increased to $132 from $113 a year earlier. The growing ARPU and Customer Locations reflects our ongoing focus on attracting a customer profile that provides strong underlying unit economics, high GTV, and a long term strategic value. The above Customer Location and ARPU numbers exclude 160,000 Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a monthly ARPU of approximately $16 per Customer Location.
[4] References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison. For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic growth only to the extent of the same months they were included in the prior comparable period.

•Selected customer wins in the quarter include: Goldy's Locker Room with 21 locations in Wisconsin and Minnesota; Simply 10, an Alabama based fashion and apparel retailer with 46 locations; Table, a two star Michelin restaurant in Paris voted by Forbes magazine as one of the 10 coolest restaurants for 2021; and 1858 Caesar Bar with 3 locations in Toronto. Orange, France's largest mobile carrier, agreed to act as a distributor of the Lightspeed eCommerce solution to its SMB customers. And the Company's Supplier Network Lightspeed B2B added Reebok and Eddie Bauer as Customer Locations.

•For the quarter, Lightspeed's customers processed GTV of $18.4 billion up 71% year-over-year. Omni-channel retail GTV grew by 74% whereas hospitality GTV grew by 67%. Organic GTV growth was 39% year-over-year, with organic omni-channel retail GTV growing at 17% and organic hospitality GTV growing at 67%. The Ecwid eCommerce standalone product contributed $0.8 billion in GTV in the quarter. In the quarter, Lightspeed observed a shift in consumer spending resulting in a slowdown in certain retail categories such as bike and garden supplies and a resurgence in other categories such as hospitality, fashion and apparel. Overall GTV growth still remained strong given Lightspeed's diversification, growing Customer Location base and a return to in-person shopping and dining by consumers.

•Adjusted EBITDA[2] in the quarter was ($19.7) million versus ($9.6) million in the same quarter last year. As a percentage of revenue[3], Adjusted EBITDA was (13.5)% versus (11.7)% for the same quarter last year. The increased Adjusted EBITDA loss as a percentage of revenue[3] was largely due to the acquisitions of NuORDER and Ecwid that had higher Adjusted EBITDA losses as a percentage of revenue[3] and increased hardware incentives provided to new customers that negatively impacted gross margins.

•After the quarter, the Company announced the availability of its latest flagship retail offering Lightspeed Retail - the culmination of strategically combining Lightspeed’s leading technology and talented teams with those of our acquisitions, creating a powerful solution for the modern retailer. This new offering extends Lightspeed's availability to the Android platform, offers a truly headless commerce experience, introduces advanced APIs, completely re-imagines the user interface and maintains industry-leading multi-store inventory management.

•As of March 31, 2022, $6.3 million of merchant cash advances were outstanding, up 20% from the previous quarter.

Financial Outlook
Lightspeed's fourth quarter results were strong, despite challenging conditions in January and February offset by a very strong March. Given the trends the Company is seeing in the business, the success of new product launches, the expanded availability of its payments solutions and a disciplined approach towards our cost structure, Lightspeed expects revenue and Adjusted EBITDA to be in the following ranges:

Fiscal 2023
•Revenue of $740 - $760 million, in line with our target organic subscription and transaction-based revenue growth rate of 35-40%.
•Adjusted EBITDA loss of approximately ($35) to ($40) million, or approximately (5)% as a percentage of revenue.
First Quarter 2023
•Revenue of $165 - $170 million.
•Adjusted EBITDA loss of approximately ($16) million, or approximately (10)% as a percentage of revenue.

Finally, based on the strong growth the Company is experiencing, the ongoing integration of the various acquisitions, the trends back towards in-person shopping and dining and a disciplined approach to investing in the business, the Company believes it is on a natural path towards profitability. Lightspeed expects to reach Adjusted EBITDA break even[5] for the fiscal year ended March 31, 2024 while still achieving its targeted organic subscription and transaction-based revenue growth rate of 35-40%[5].
[5] Financial outlook, please see the section entitled “Long-Term Financial Outlook” in this press release for the assumptions, risks and uncertainties related to Lightspeed’s target growth rate and Adjusted EBITDA break even, and the section entitled “Forward Looking Statements".

When calculating the Adjusted EBITDA included in our financial outlook for the first quarter and full year of Fiscal 2023, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to a resurgence of the virus or the proliferation of a new variant thereof; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our ability to grow our Customer Locations in line with our planned levels; revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of Lightspeed Payments which competes with the solutions offered by some of these referral partners); customers adopting our payments processing solutions having an average GTV at or above that of our planned levels; future uptake of our payments processing solutions remaining in line with past rates and expectations, including that transaction-based revenue growth will be more than twice the rate of subscription revenue growth year-over-year; gross margins reflecting this trend in revenue mix; our ability to price our payments processing solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of our payments solutions beyond North American customers; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof including expected synergies resulting from the recent launches of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans; our ability to manage customer churn; our ability to manage customer discount and payment deferral requests; and assumptions as to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions. Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: any pandemic such as the COVID-19 pandemic, the risk of any new or continued resurgence of the COVID-19 virus or any variants or mutations in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; the Russian invasion of Ukraine, including reactions thereto and the potential impacts of sanctions; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout of our payments solutions; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in Lightspeed Payments; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our inability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our inability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates, consumer spending trends; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

Long-Term Financial Outlook
Our long-term targets reflect the current trend of customer adoption of our payments solutions resulting in an increased proportion of transaction-based revenue relative to higher margin subscription-based revenue. Our long-term targets also reflect a gradual increase in operating leverage, including as a result of increased average revenue per Customer Location and the benefits of increased scale in our primary operating expense lines. Our long-term targets constitute financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.

A number of assumptions were made by the Company in preparing our long-term targets, including:

•Continuation of favorable economic conditions in our core geographies and verticals, including relatively elevated consumer confidence, disposable income, consumer spending and employment.
•The COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets.
•Customer adoption of our payments solutions in line with past rates and expectations, with new customers having an average GTV at or above planned levels.
•Gross margin continuing to decrease as a percentage of revenue as more customers adopt our payments solutions.
•Our ability to price our payment processing solutions in line with our expectations.
•Our ability to achieve success in the continued expansion of our payments solutions.
•Revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of Lightspeed Payments, which competes with the solutions offered by some of these referral partners).
•Long-term growth in ARPU of 10% or more per year, including growth in subscription ARPU, in line with past rates and expectations, driven by customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities, including our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we advance our roll out of our flagship Lightspeed Retail and Lightspeed Restaurant offerings;
•Growth in Customer Locations in line with past rates and expectations, including continued organic growth in Customer Locations.
•Our ability to successfully integrate acquired companies and to derive expected benefits from such acquisitions.
•Our ability to attract, develop and retain key personnel.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discount and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Our ability to successfully sell our Lightspeed Capital offering to our customers.

Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•The COVID-19 pandemic, including the risk of any new or continued resurgence in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses, payment deferrals and delayed purchase decisions.
•The Russian invasion of Ukraine, including reactions thereto and the potential impacts of sanctions;
•Supply chain risk and the impact of shortages in the supply chain on our merchants.
•Other macroeconomic factors affecting SMBs, including inflation, changes in interest rates and consumer spending trends.
•Our ability to implement our growth strategy and the impact of competition.
•The substantial investments and expenditures required in the foreseeable future to expand our business.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our ability to continue the acceleration of the global rollout of our payments solutions.
•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats;
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Litigation and regulatory compliance.
•Our ability to expand our sales capability and maintain our customer service levels and reputation.
•Gross profit and operating expenses being measures determined in accordance with IFRS, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.
•Any potential acquisitions or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve profitability on our intended timeline or at all.

See also the section entitled “Forward-Looking Statements” in this press release.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, May 19, 2022. To access the telephonic version of the conference call, visit https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.

An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on May 19, 2022, until 11:59 p.m. Eastern Time on May 26, 2022, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.

Lightspeed's audited consolidated financial statements, management's discussion and analysis and annual information form for the fiscal year ended March 31, 2022 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.
About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montreal, Canada, Lightspeed is dual listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE:LSPD) (TSX:LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures and Ratios
The information presented herein includes certain financial measures and ratios such as "Adjusted EBITDA", "Adjusted EBITDA as a percentage of revenue", "Adjusted Loss", "Adjusted Loss per Share - Basic and Diluted", "Adjusted Cash Flows Used in Operating Activities", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", "Non-IFRS sales and marketing expenses", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue" and "Non-IFRS sales and marketing expenses as a percentage of revenue". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions.

"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our total revenue.
"Adjusted Loss" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax expense (recovery).
"Adjusted Loss as a percentage of revenue" is calculated by dividing our Adjusted Loss by our total revenue.
"Adjusted Loss per Share - Basic and Diluted" is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted).
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs, the payment of restructuring costs and payments related to litigation provisions net of amounts received as insurance and indemnification proceeds.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes and transaction-related costs.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue.
See the financial tables below for a reconciliation of the non-IFRS financial measure and ratios.

Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. For greater clarity and consistent with how we have historically calculated ARPU, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. “Customer Location” means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We believe that our ability to increase the number of Customer Locations served by our platform is an indicator of our success in terms of market penetration and growth of our business. In light of the acquisition of NuORDER, the definition of Customer Locations was adjusted during the three months ended September 30, 2021 to include brands with direct or indirect paid subscriptions.
Gross Payment Volume. “Gross Payment Volume” or “GPV” means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As Customer Locations using our payments solutions generate more sales and therefore more GPV, we see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.

Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, the achievement of advances in and expansion of our platform, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expectations regarding our gross margins and future profitability, our expected acquisition outcomes and synergies, the future impact of the COVID-19 pandemic and the Russian invasion of Ukraine, including reactions thereto and the potential impacts of sanctions, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Contacts:
Brandon Nussey
Chief Financial and Operations Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com

SOURCE Lightspeed Commerce Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts)
	Three months ended March 31,		Fiscal year ended March 31,
	2022	2021	2022	2021
	$	$	$	$
Revenues
Subscription	70,542	39,747	248,430	119,323
Transaction-based	66,729	35,521	264,044	82,951
Hardware and other	9,287	7,127	35,898	19,454

Total revenues	146,558	82,395	548,372	221,728

Direct cost of revenues
Subscription	20,657	11,238	72,192	31,756
Transaction-based	43,822	18,776	159,432	42,626
Hardware and other	12,426	8,316	45,575	19,677

Total cost of revenues	76,905	38,330	277,199	94,059

Gross profit	69,653	44,065	271,173	127,669

Operating expenses
General and administrative	28,240	17,241	95,253	53,035
Research and development	36,837	17,041	121,150	55,303
Sales and marketing	67,388	33,007	216,659	96,900
Depreciation of property and equipment	1,789	870	4,993	2,479
Depreciation of right-of-use assets	2,032	1,221	7,743	3,876
Foreign exchange loss	29	550	611	2,098
Acquisition-related compensation	20,433	2,144	50,491	11,807
Amortization of intangible assets	26,151	13,359	91,812	30,128
Restructuring	606	1,760	803	1,760

Total operating expenses	183,505	87,193	589,515	257,386

Operating loss	(113,852)	(43,128)	(318,342)	(129,717)

Net interest income (expense)	1,014	147	2,988	(353)

Loss before income taxes	(112,838)	(42,981)	(315,354)	(130,070)

Income tax expense (recovery)
Current	282	48	1,103	166
Deferred	1,397	(984)	(28,024)	(5,958)

Total income tax expense (recovery)	1,679	(936)	(26,921)	(5,792)

Net loss	(114,517)	(42,045)	(288,433)	(124,278)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(685)	(5,053)	(7,061)	15,986
Change in net unrealized gain on cash flow hedging instruments	553	—	23	—

Total other comprehensive income (loss)	(132)	(5,053)	(7,038)	15,986

Total comprehensive loss	(114,649)	(47,098)	(295,471)	(108,292)

Net loss per share – basic and diluted	(0.77)	(0.34)	(2.04)	(1.18)

Weighted average number of Common Shares – basic and diluted	148,473,309	123,865,361	141,580,917	105,221,907

Condensed Consolidated Balance Sheets
(expressed in thousands of US dollars)	As at
	March 31, 2022	March 31, 2021
Assets	$	$

Current assets
Cash and cash equivalents	953,654	807,150
Trade and other receivables	45,766	24,771
Inventories	7,540	1,573
Other current assets	35,535	24,171

Total current assets	1,042,495	857,665

Lease right-of-use assets, net	25,539	21,206
Property and equipment, net	16,456	8,342
Intangible assets, net	409,568	234,493
Goodwill	2,104,368	971,939
Other long-term assets	21,400	11,504
Deferred tax assets	154	170

Total assets	3,619,980	2,105,319

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	78,307	65,052
Lease liabilities	7,633	5,120
Income taxes payable	6,718	114
Deferred revenue	65,194	43,116

Total current liabilities	157,852	113,402

Deferred revenue	2,121	2,796
Lease liabilities	23,037	20,558
Long-term debt	29,841	29,770
Accrued payroll taxes on share-based compensation	1,007	3,154
Deferred tax liabilities	6,833	1,356

Total liabilities	220,691	171,036

Shareholders’ equity
Share capital	4,199,025	2,526,448
Additional paid-in capital	123,777	35,877
Accumulated other comprehensive income	2,677	9,715
Accumulated deficit	(926,190)	(637,757)

Total shareholders’ equity	3,399,289	1,934,283

Total liabilities and shareholders’ equity	3,619,980	2,105,319

Condensed Consolidated Statements of Cash Flows
(expressed in thousands of US dollars)	Fiscal year ended March 31,
	2022	2021
Cash flows from (used in) operating activities	$	$
Net loss	(288,433)	(124,278)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	45,042	4,518
Amortization of intangible assets	91,812	30,128
Depreciation of property and equipment and lease right-of-use assets	12,736	6,355
Deferred income taxes	(28,024)	(5,958)
Share-based compensation expense	108,916	32,739
Share-based compensation impact from replacement awards issued	—	1,120
Unrealized foreign exchange loss	5	320
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(5,384)	(9,177)
Inventories	(5,967)	(256)
Other assets	(25,008)	(11,963)
Accounts payable and accrued liabilities	6,842	(15,333)
Income taxes payable	1,077	38
Deferred revenue	4,552	(3,991)
Accrued payroll taxes on share-based compensation	(2,396)	2,321
Net interest (income) expense	(2,988)	353

Total operating activities	(87,218)	(93,064)

Cash flows from (used in) investing activities
Additions to property and equipment	(10,653)	(1,794)
Acquisition of business, net of cash acquired	(559,429)	(235,576)
Movement in restricted term deposits	344	—
Interest income	5,807	2,322

Total investing activities	(563,931)	(235,048)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	17,494	21,008
Proceeds from issuance of share capital	823,515	952,534
Share issuance costs	(34,190)	(45,319)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(6,952)	(4,351)
Financing costs	(1,810)	(1,557)

Total financing activities	798,057	922,315

Effect of foreign exchange rate changes on cash and cash equivalents	(404)	1,978

Net increase in cash and cash equivalents during the year	146,504	596,181

Cash and cash equivalents – Beginning of year	807,150	210,969

Cash and cash equivalents – End of year	953,654	807,150

Interest paid	937	1,025
Income taxes paid	748	147

Reconciliation from IFRS to Non-IFRS Results
(expressed in thousands of US dollars, except percentages)
	Three months ended March 31,		Fiscal year ended March 31,

	2022	2021	2022	2021
	$	$	$	$

Net loss	(114,517)	(42,045)	(288,433)	(124,278)
Share-based compensation and related payroll taxes(1)	41,625	11,144	109,066	44,755
Depreciation and amortization(2)	29,972	15,450	104,548	36,483
Foreign exchange loss(3)	29	550	611	2,098
Net interest (income) expense(2)	(1,014)	(147)	(2,988)	353
Acquisition-related compensation(4)	20,433	2,144	50,491	11,807
Transaction-related costs(5)	872	2,459	9,653	11,615
Restructuring(6)	606	1,760	803	1,760
Litigation provisions(7)	576	—	1,655	—
Income tax expense (recovery)	1,679	(936)	(26,921)	(5,792)

Adjusted EBITDA	(19,739)	(9,621)	(41,515)	(21,199)

Adjusted EBITDA as a percentage of revenue	(13.5)%	(11.7)%	(7.6)%	(9.6)%

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2022, share-based compensation expense was $41,934 and $108,916, respectively (March 2021 - $11,782 and $33,859), and related payroll taxes were a recovery of $309 and an expense of $150, respectively (March 2021 - recovery of $638 and expense of $10,896). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 9 to the audited annual consolidated financial statements for the details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2022, net loss includes depreciation of $2,032 related to right-of-use assets, interest expense of $288 on lease liabilities, and excludes an amount of $2,111 relating to rent expense ($1,221, $303, and $1,588, respectively, for the three months ended March 31, 2021). For Fiscal 2022, net loss includes depreciation of $7,743 related to right-of-use assets, interest expense of $1,204 on lease liabilities, and excludes an amount of $8,133 relating to rent expense ($3,876, $1,048, and $4,436, respectively, for Fiscal 2021).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs were not included in Fiscal 2021 as we did not incur costs for these litigation matters in Fiscal 2021. These costs are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars, except number of shares and per share amounts)
	Three months ended March 31,		Fiscal year ended March 31,

	2022	2021	2022	2021
	$	$	$	$

Net loss	(114,517)	(42,045)	(288,433)	(124,278)
Share-based compensation and related payroll taxes(1)	41,625	11,144	109,066	44,755
Amortization of intangible assets	26,151	13,359	91,812	30,128
Acquisition-related compensation(2)	20,433	2,144	50,491	11,807
Transaction-related costs(3)	872	2,459	9,653	11,615
Restructuring(4)	606	1,760	803	1,760
Litigation provisions(5)	576	—	1,655	—
Deferred income tax expense (recovery)(6)	1,397	(984)	(28,024)	(5,958)

Adjusted Loss	(22,857)	(12,163)	(52,977)	(30,171)

Weighted average number of Common Shares (basic and diluted)	148,473,309	123,865,361	141,580,917	105,221,907

Adjusted Loss per Share - Basic and Diluted(6)	(0.15)	(0.10)	(0.37)	(0.29)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation, they can include estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2022, share-based compensation expense was $41,934 and $108,916, respectively (March 2021 - $11,782 and $33,859), and related payroll taxes were a recovery of $309 and an expense of $150, respectively (March 2021 - recovery of $638 and expense of $10,896). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 9 to the consolidated financial statements for the details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs were not included in Fiscal 2021 as we did not incur costs for these litigation matters in Fiscal 2021. These costs are included in general and administrative expenses.
(6)Unlike Adjusted Net Loss and Adjusted Net Loss per Share which we presented for quarters up until and including the three months ended June 30, 2021, Adjusted Loss and Adjusted Loss per Share - Basic and Diluted adjusts Net Loss for deferred income tax expense (recovery). We believe this adjustment provides a more useful metric to our stakeholders than Adjusted Net Loss and Adjusted Net Loss per Share given that the majority of our deferred income tax expense (recovery) arises due to our acquisitions and not ordinary course operations.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars)
	Three months ended March 31,		Fiscal year ended March 31,

	2022	2021	2022	2021
	$	$	$	$

Cash flows used in operating activities	(11,342)	(24,131)	(87,218)	(93,064)
Payroll taxes related to share-based compensation(1)	156	(1,070)	4,953	(335)
Acquisition-related compensation (2)	746	803	7,839	8,066
Payment of assumed transaction costs from recent acquisitions(3)	—	90	540	31,456
Transaction-related costs(4)	431	8,862	11,668	11,778
Restructuring(5)	501	726	1,590	726
Litigation provisions (6)	(366)	—	(654)	—

Adjusted Cash Flows Used in Operating Activities	(9,874)	(14,720)	(61,282)	(41,373)

(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates. We retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in our net loss given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.
(4)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(5)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(6)These amounts represent the cash inflow and outflow of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business. These cash inflows and outflows were not included in Fiscal 2021 as we did not incur cash inflows and outflows for these litigation matters in Fiscal 2021.

Reconciliation from IFRS to Non-IFRS Results (continued)
(In thousands of US dollars, except percentages)	Three months ended March 31,		Fiscal year ended March 31,
	2022	2021	2022	2021
	$	$	$	$
Gross profit	69,653	44,065	271,173	127,669
% of revenue	47.5%	53.5%	49.5%	57.6%
add: Share-based compensation and related payroll taxes(1)	2,149	864	6,345	3,231

Non-IFRS gross profit	71,802	44,929	277,518	130,900
Non-IFRS gross profit as a percentage of revenue	49.0%	54.5%	50.6%	59.0%

General and administrative expenses	28,240	17,241	95,253	53,035
% of revenue	19.3%	20.9%	17.4%	23.9%
less: Share-based compensation and related payroll taxes(1)	10,736	3,072	26,377	11,123
less: Transaction-related costs(2)	559	2,159	8,436	10,438
less: Litigation provisions(3)	576	—	1,655	—

Non-IFRS general and administrative expenses	16,369	12,010	58,785	31,474
Non-IFRS general and administrative expenses as a percentage of revenue	11.2%	14.6%	10.7%	14.2%

Research and development expenses	36,837	17,041	121,150	55,303
% of revenue	25.1%	20.7%	22.1%	24.9%
less: Share-based compensation and related payroll taxes(1)	10,319	1,043	29,705	10,941

Non-IFRS research and development expenses	26,518	15,998	91,445	44,362
Non-IFRS research and development expenses as a percentage of revenue	18.1%	19.4%	16.7%	20.0%

Sales and marketing expenses	67,388	33,007	216,659	96,900
% of revenue	46.0%	40.1%	39.5%	43.7%
less: Share-based compensation and related payroll taxes(1)	18,421	6,165	46,639	19,460
less: Transaction-related costs(2)	313	300	1,217	1,177

Non-IFRS sales and marketing expenses	48,654	26,542	168,803	76,263
Non-IFRS sales and marketing expenses as a percentage of revenue	33.2%	32.2%	30.8%	34.4%
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation, they can include estimates and therefore subject to change.
(2)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(3)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs were not included in Fiscal 2021 as we did not incur costs for these litigation matters in Fiscal 2021. These costs are included in general and administrative expenses.